EXHIBIT 3.9

ARTICLES OF AMENDMENT

OF

RESTATED

ARTICLES OF INCORPORATION

OF STERLING FINANCIAL CORPORATION

The undersigned officer of Sterling Financial Corporation (the “Corporation”), on behalf of the Corporation, does hereby certify that the following correctly sets forth an amendment to the Corporation’s Restated Articles of Incorporation.

A. The name of this Corporation is Sterling Financial Corporation.

B. The Restated Articles of Incorporation are hereby amended as follows:

1. The following text is hereby added as Article XIII of the Restated Articles of Incorporation of the Corporation:

ARTICLE XIII

Ownership Limit

Section 1. Certain Definitions. For purposes of this Article XIII, the following terms shall have the meanings indicated:

“affiliate” shall have the meanings set forth in Rule 12b-2 under the 1934 Act;

“Code” means the Internal Revenue Code of 1986, as amended from time to time;

“Entity” means an “entity” as defined in Treasury Regulation § 1.382-3(a);

“Expiration Date” means August 27, 2013, unless extended in accordance with Section 2(c) of this Article XIII;

“Five-Percent Shareholder” means an individual or Entity whose Ownership Interest Percentage is greater than or equal to 5%;

“Option” shall have the meaning set forth in Treasury Regulation § 1.382-4.

“Ownership Interest Percentage” means, as of any determination date, the percentage of the Corporation’s issued and outstanding Stock (not including treasury shares or shares subject to vesting in connection with compensatory arrangements with the Corporation) that an individual or Entity would be treated as owning for purposes of Section 382 of the Code, applying the following additional rules: (i) in the event that such individual or Entity, or any affiliate of such individual or Entity, owns or is party to an Option with respect to Stock (including, for the avoidance of doubt, any cash-settled derivative contract that gives such individual or Entity a “long” exposure with respect to Stock), such individual, Entity or affiliate should be treated as owning an amount of Stock equal to the number of shares referenced by such Option, (ii) for purposes of applying Treasury Regulation § 1.382-2T(k)(2), the Corporation shall be treated as having “actual knowledge” of the beneficial ownership of all outstanding shares of Stock that would be attributed to any such individual or Entity, (iii) Section 382(l)(3)(A)(ii)(II) of the Code shall not apply and (iv) any additional rules the Board of Directors may establish from time to time;

“Permissible Transferee” means a transferee that, immediately prior to any transfer, has an Ownership Interest Percentage equal to (i) zero percentage points plus (ii) any percentage attributable to a prior transfer from, or attribution of ownership from, a Strategic Investor or another Permissible Transferee.

“Person” means any individual, firm, corporation, partnership, trust association, limited liability company, limited liability partnership, governmental entity or other entity and shall include any successor (by merger or otherwise) of any such entity.

“Prohibited Transfer” means any purported transfer of Stock to the extent that such transfer is prohibited under this Article XIII;

“Strategic Investor” means any Person that is identified as a Strategic Investor in an investment agreement between such Person and the Company.

“Stock” means (i) shares of Common Stock, (ii) shares of Preferred Stock (other than shares of any class of Preferred Stock described in Section 1504(a)(4) of the Code), which shall include for the avoidance of doubt Convertible Participating Voting Preferred Stock, Series B and Convertible Participating Voting Preferred Stock, Series D, and (iii) any other interest (other than any Option) that would be treated as “stock” of the Corporation pursuant to Treasury Regulation § 1.382-2T(f)(18).

“Tax Benefit” means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any potential loss or deduction attributable to an existing “net unrealized built-in loss” within the meaning of Section 382 of the Code, of the Corporation or any direct or indirect subsidiary thereof;

“transfer” refers to any means of conveying record, beneficial or tax ownership (applying, in the case of tax ownership, applicable attribution rules for purposes of Section 382 of the Code) of Stock, whether such means is direct or indirect, voluntary or involuntary, and “transferee” means any Person to whom any such security is transferred; and

“U.S. Government” means any of (i) the federal government of the United States of America, (ii) any instrumentality or agency of the federal government of the United States of America and (iii) any Person wholly-owned by, or the sole beneficiary of which is, the federal government of the United States or any instrumentality or agency thereof.

Section 2. Transfer Restrictions. Solely for the purpose of permitting the utilization of the Tax Benefits to which the Corporation (or any other member of the consolidated group of which the Corporation is common parent for federal income tax purposes) is or may be entitled pursuant to the Code and the regulations thereunder, the following restrictions shall apply until the Expiration Date, unless the Board of Directors has waived such restrictions in respect of all transfers in accordance with Section 7 below:

(a) From and after December 7, 2010 except as otherwise provided in this subparagraph (a), no individual or Entity (including for the avoidance of doubt the U.S. Government) other than the Corporation shall, except as provided in Section 3(a) below, transfer to any individual or Entity any direct or indirect interest in any Stock or Options to acquire Stock to the extent that such transfer, if effective, would cause the Ownership Interest Percentage of the transferee or any other Entity or individual to increase to 4.95 percent (4.95%) or above, or from 4.95% or above to a greater Ownership Interest Percentage. Nothing in this Article XIII shall preclude the settlement of any transaction with respect to the Stock entered into through the facilities of the NASDAQ Stock Market or any other national securities exchange; provided, however, that the securities involved in such transaction, and the Purported Acquiror (as defined below) thereof, shall remain subject to the provisions of this Article XIII in respect of such transaction. Unless a transferor has actual knowledge that a transfer by it is prohibited by this subparagraph (a), (i) such transferor shall have no liability whatsoever to the Corporation in respect of any losses or damages suffered by the Corporation as a result of such transfer and the Corporation shall have no cause of action or rights against such transferor in respect of such losses or damages, (ii) such transferor shall have no liability whatsoever to the respective transferee in respect of any losses or damages suffered by such transferee by virtue of the operation of this Article XIII and (iii) such transferee shall have no cause of action or rights against the transferor in respect of such losses or damages, including, without limitation, for breach of warranty of the transferor implied by applicable law as to the effectiveness and rightfulness of the transfer.

(b) From and after December 7, 2010 except as otherwise provided in this subparagraph (b), no Five-Percent Shareholder shall, except as provided in Section 3(b) below, transfer to any individual or Entity any direct or indirect interest in any Stock or Options to acquire Stock owned by such Five-Percent Shareholder without the prior approval of the Board of Directors. Nothing in this Article XIII shall preclude the settlement of any transaction with respect to the Stock entered into through the facilities of the NASDAQ Stock Market or any other national securities exchange; provided, however, that the transferor of Stock in violation of the preceding sentence shall remain subject to the provisions of this Article XIII in respect of such transaction and liable to the Corporation for any damages incurred as a result of such transfer. Unless a transferee has actual knowledge that a transfer to it is prohibited by this subparagraph (b), such transferee shall have no liability whatsoever to the Corporation or such Five-Percent Shareholder in respect of any losses or damages suffered by the Corporation or such Five-Percent Shareholder as a result of such transfer and neither the Corporation nor such Five-Percent Shareholder shall have any cause of action or rights against such transferee in respect of such losses or damages. Unless a Five-Percent Shareholder has actual knowledge (after commercially reasonable investigation) that a transfer by it is prohibited by this subparagraph (b), (i) such Five-Percent Shareholder shall have no liability whatsoever to the Corporation in respect of any losses or damages suffered by the Corporation as a result of such transfer and the Corporation shall have no cause of action or rights against such Five-Percent Shareholder in respect of such losses or damages, (ii) such Five-Percent Shareholder shall have no liability whatsoever to the respective transferee in respect of any losses or damages suffered by such transferee by virtue of the operation of this Article XIII and (iii) such transferee shall have no cause of action or rights against the Five-Percent Shareholder in respect of such losses or damages, including, without limitation, for breach of warranty of the Five-Percent Shareholder implied by applicable law as to the effectiveness and rightfulness of the transfer. Notwithstanding the foregoing, the transfer restrictions described in this subparagraph (b) shall not apply to the transfer of any direct or indirect interest in any Stock by the U.S. Government, provided that such transfer is made to a direct “public group” of the Corporation, as defined in Treasury Regulation Section 1.382-2T(f)(13).

(c) The Expiration Date is subject to extension for up to three (3) additional years (i.e., until August 27, 2016) if the Board of Directors determines in its reasonable discretion that the extension of the transfer restrictions provided in subparagraphs (a) and (b) of this Section 2 is necessary to preserve the value of the Tax Benefits to which the Corporation (or any other member of the consolidated group of which the Corporation is common parent for federal income tax purposes) is or may be entitled pursuant to the Code and the regulations thereunder.

Section 3. Permitted Transfers.

(a) Any transfer that would otherwise be prohibited pursuant to Section 2(a) of this Article XIII shall nonetheless be permitted if (i) such transfer is made by a Strategic Investor or a Permissible Transferee to a Permissible Transferee, (ii) prior to such transfer being consummated (or, in the case of an involuntary transfer, as soon as practicable after the transaction is consummated), the Board of Directors, in its sole discretion, approves the transfer (such approval may relate to a transfer or series of identified transfers), (iii) such transfer is pursuant to any transaction, including, but not limited to, a merger or consolidation, in which all holders of Stock receive, or are offered the same opportunity to receive, cash or other consideration for all such Stock, and upon the consummation of which the acquiror will own at least a majority of the outstanding shares of Stock, (iv) such transfer is pursuant to the exercise by a Strategic Investor or a Permissible Transferee of a warrant issued to a Strategic Investor pursuant to an investment agreement to which the Corporation is a party or (v) such transfer is a transfer by the Corporation to an underwriter or placement agent for distribution in a public offering, whether registered or conducted pursuant to an exception from registration; provided, however, that transfers by such underwriter or placement agent to purchasers in such offering remain subject to this Article XIII. In determining whether to approve a proposed transfer pursuant to (ii) of this subparagraph (a), the Board of Directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the transfer will not result in the application of any limitation pursuant to Section 382 of the Code on the use of the Tax Benefits.

(b) Any transfer that would otherwise be prohibited pursuant to Section 2(b) of this Article XIII shall nonetheless be permitted if (i) such transfer is made by a Strategic Investor or a Permissible Transferee, (ii) prior to such transfer being consummated (or, in the case of an involuntary transfer, as soon as practicable after the transaction is consummated), the Board of Directors, in its discretion, approves the transfer (such approval may relate to a transfer or series of identified transfers) or (iii) such transfer is pursuant to any transaction, including, but not limited to, a merger or consolidation, in which all holders of Stock receive, or are offered the same opportunity to receive, cash or other consideration for all such Stock, and upon the consummation of which the acquiror will own at least a majority of the outstanding shares of Stock. In determining whether to approve a proposed transfer pursuant to (ii) of this subparagraph (b), the Board of Directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the transfer will not result in the application of any limitation pursuant to Section 382 of the Code on the use of the Tax Benefits. In the case of a proposed transfer by a Five-Percent Shareholder pursuant to this subparagraph (b), the Board of Directors will not unreasonably withhold approval of a proposed transfer that is structured in a manner that the Board of Directors determines, in its reasonable judgment, minimizes the “owner shift” required to be taken into account for purposes of Section 382 of the Code as a result of such transfer and any subsequent transfers by the transferor and its affiliates. In assessing whether proposed transfers are so structured, the Board of Directors will apply the Treasury Regulations under Section 382 of the Code, including but not limited to Treasury Regulations Sections 1.382-2T(g)(5) and 1.382-2T(k). For the avoidance of doubt, the Board of Directors may withhold approval of any proposed transfer that it determines will result in a material risk that any limitation pursuant to Section 382 of the Code will be imposed on the utilization of the Tax Benefits.

(c) The Board of Directors may exercise the authority granted by this Section 3 through duly authorized officers or agents of the Corporation. The Board of Directors may establish a committee to determine whether to approve a proposed transfer or for any other purpose relating to this Article XIII. As a condition to the Corporation’s consideration of a request to approve a proposed transfer, the Board of Directors may require the transferor and/or transferee to reimburse or agree to reimburse the Corporation, on demand, for all costs and expenses incurred by the Corporation with respect to such proposed transfer, including, without limitation, the Corporation’s costs and expenses incurred in determining whether to authorize such proposed transfer.

Section 4. Treatment of Prohibited Transfers. Unless the transfer is permitted as provided in Section 3 of this Article XIII, any attempted transfer of Stock or Options in excess of the Stock or Options that could be transferred to the transferee without restriction under Section 2(a) of this Article XIII shall not be effective to transfer ownership of such excess Stock or Options (the “Prohibited Shares”) to the purported acquiror thereof (the “Purported Acquiror”), who shall not be entitled to any rights as a shareholder of the Corporation with respect to such Prohibited Shares (including, without limitation, the right to vote or to receive dividends with respect thereto).

(a) Upon demand by the Corporation, the Purported Acquiror shall transfer any certificate or other evidence of purported ownership of Prohibited Shares within the Purported Acquiror’s possession or control, along with any dividends or other distributions paid by the Corporation with respect to any Prohibited Shares that were received by the Purported Acquiror (the “Prohibited Distributions”), to such Person as the Corporation shall designate to act as transfer agent for such Prohibited Shares (the “Agent”). If the Purported Acquiror has sold any Prohibited Shares to an unrelated party in an arm’s-length transaction after purportedly acquiring them, the Purported Acquiror shall be deemed to have sold such Prohibited Shares for the Agent, and in lieu of transferring such Prohibited Shares (and Prohibited Distributions with respect thereto) to the Agent shall transfer to the Agent any such Prohibited Distributions and the proceeds of such sale (the “Resale Proceeds”) except to the extent that the Agent grants written permission to the Purported Acquiror to retain a portion of such Resale Proceeds not exceeding the amount that would have been payable by the Agent to the Purported Acquiror pursuant to subparagraph (b) below if such Prohibited Shares had been sold by the Agent rather than by the Purported Acquiror. Any purported transfer of Prohibited Shares by the Purported Acquiror other than a transfer described in one of the first two sentences of this subparagraph (a) shall not be effective to transfer any ownership of such Prohibited Shares.

(b) The Agent shall sell in one or more arm’s-length transactions (through the NASDAQ Stock Exchange, if possible) any Prohibited Shares transferred to the Agent by the Purported Acquiror, provided, however, that any such sale must not constitute a Prohibited Transfer and provided further, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Stock or otherwise would adversely affect the value of the Stock. The proceeds of such sale (the “Sales Proceeds”), or the Resale Proceeds, if applicable, shall be used to pay the expenses of the Agent in connection with its duties under this Section 4 with respect to such Prohibited Shares, and any excess shall be allocated to the Purported Acquiror up to the following amount: (i) where applicable, the purported purchase price paid or value of consideration surrendered by the Purported Acquiror for such Prohibited Shares, and (ii) where the purported transfer of Prohibited Shares to the Purported Acquiror was by gift, inheritance, or any similar purported transfer, the fair market value (as determined in good faith by the Board of Directors) of such Prohibited Shares at the time of such purported transfer. Subject to the succeeding provisions of this subparagraph, any Resale Proceeds or Sales Proceeds in excess of the amount allocable to the Purported Acquiror pursuant to the preceding sentence, together with any Prohibited Distributions, shall be transferred to an entity described in Section 501(c)(3) of the Code and selected by the Board of Directors or its designee; provided, however, that if the Prohibited Shares (including any Prohibited Shares arising from a previous Prohibited Transfer not sold by the Agent in a prior sale or sales) represent a 4.95% or greater Ownership Interest Percentage, then any such remaining amounts to the extent attributable to the disposition of the portion of such Prohibited Shares exceeding a 4.94%

Ownership Interest Percentage shall be paid to two or more organizations qualifying under Section 501(c)(3) selected by the Board of Directors. In no event shall any such amounts described in the preceding sentence inure to the benefit of the Corporation or the Agent, but such amounts may be used to cover expenses incurred by the Agent in connection with its duties under this Section 4 with respect to the related Prohibited Shares. Notwithstanding anything in this Article XIII to the contrary, the Corporation shall at all times be entitled to make application to any court of equitable jurisdiction within the State of Washington for an adjudication of the respective rights and interests of any Person in and to any Sale Proceeds, Resale Proceeds and Prohibited Distributions pursuant to this Article XIII and applicable law and for leave to pay such amounts into such court.

(c) Within thirty (30) business days of learning of a purported transfer of Prohibited Shares to a Purported Acquiror, the Corporation through its Secretary shall demand that the Purported Acquiror surrender to the Agent the certificates representing the Prohibited Shares, or any Resale Proceeds, and any Prohibited Distributions, and if such surrender is not made by the Purported Acquiror the Corporation may institute legal proceedings to compel such transfer; provided, however, that nothing in this paragraph (c) shall preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand, and provided further that failure of the Corporation to act within the time periods set out in this paragraph (c) shall not constitute a waiver of any right of the Corporation to compel any transfer required by subparagraph (a) of this Section 4.

(d) Upon a determination by the Corporation that there has been or is threatened a purported transfer of Prohibited Shares to a Purported Acquiror, the Corporation may take such action in addition to any action permitted by the preceding paragraph as it deems advisable to give effect to the provisions of this Article XIII, including, without limitation, refusing to give effect on the books of this Corporation to such purported transfer or instituting proceedings to enjoin such purported transfer.

Section 5. Transferee Information. The Corporation may require as a condition to the approval of the transfer of any shares of its Stock or Options to acquire Stock pursuant to this Article XIII that the proposed transferee furnish to the Corporation all information reasonably requested by the Corporation and reasonably available to the proposed transferee and its affiliates with respect to the direct or indirect ownership interests of the proposed transferee (and of Persons to whom ownership interests of the proposed transferee would be attributed for purposes of Section 382 of the Code) in Stock or other options or rights to acquire Stock.

Section 6. Legend on Certificates. All certificates evidencing ownership of shares of Stock that are subject to the restrictions on transfer contained in this Article XIII shall bear a conspicuous legend referencing the restrictions set forth in this Article XIII.

Section 7. Waiver of Article XIII. The Board of Directors may, at any time prior to the Expiration Date, waive this Article XIII in respect of one or more classes of transfers or in respect of all transfers, provided that the Board of Directors determines (a)

that there is no reasonable likelihood that such waiver will create or increase a material risk that limitations pursuant to Section 382 of the Code will be imposed on the utilization of the Tax Benefits, either at the time of waiver or a reasonable time thereafter, or (b) that the benefits to the shareholders of the Corporation as a whole of so waiving the provisions hereof are sufficient to permit such waiver notwithstanding the likely detriment to the shareholders as a whole of the limitations referred to in (a). Any such determination to waive this Article XIII in respect of all transfers shall be filed with the Secretary of the Corporation and mailed by the Secretary to all shareholders of this Corporation within ten (10) days after the date of such determination.

Section 8. Board Authority.

(a) The Board of Directors shall have the power to determine all matters necessary for assessing compliance with this Article XIII, including, without limitation, the identification of Five-Percent Shareholders with respect to the Corporation within the meaning of Section 382 of the Code and the regulations thereunder; the owner shifts, within the meaning of Section 382 of the Code, that have previously taken place; the magnitude of the ownership shift that would result from the proposed transaction; the effect of any reasonably foreseeable transactions by the Corporation or any other Person (including any transfer of Stock or Options to acquire Stock that the Corporation has no power to prevent, without regard to any knowledge on the part of the Corporation as to the likelihood of such transfer); the possible effects of an ownership change within the meaning of Section 382 of the Code and any other matters which the Board of Directors determines to be relevant. Moreover, the Corporation and the Board of Directors shall be entitled to rely in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer, or the chief accounting officer of the Corporation or of the Corporation’s legal counsel, independent auditors, transfer agent, investment bankers, and other employees and agents in making the determinations and findings contemplated by this Article XIII to the fullest extent permitted by law. Any determination by the Board of Directors pursuant to this Article XIII shall be conclusive.

(b) Nothing contained in this Article XIII shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and its shareholders in preserving the Tax Benefits.

(c) In the case of an ambiguity in the application of any of the provisions of this Article XIII, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event this Article XIII requires an action by the Board of Directors but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article XIII. All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be conclusive and binding on the Corporation, the Agent, and all other parties for all other purposes of this Article XIII.

Section 9. Severability. If any provision of this Article XIII or any application of such provision is determined to be invalid by any federal or state court having jurisdiction over the issue, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

Section 10. Benefits of Article XIII. Nothing in this Article XIII shall be construed to give to any Person other than the Corporation or the Agent any legal or equitable right, remedy or claim under this Article XIII. This Article XIII shall be for the sole and exclusive benefit of the Corporation and the Agent.

C. This amendment of the Restated Articles of Incorporation of the Corporation was duly adopted by the Board of Directors of the Corporation, in accordance with the provisions of RCW 23B.10.030, at the meeting of the Board of Directors of the Corporation held on October 21, 2010, and approved by the Shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 at the 2010 Annual Meeting of Shareholders on December 7, 2010.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment of Restated Articles of Incorporation to be signed by Daniel G. Byrne, its Executive Vice President, Assistant Secretary and Chief Financial Officer, as of December 7, 2010.

Sterling Financial Corporation

By	/s/ Daniel G. Byrne
Daniel G. Byrne
Executive Vice President,
Assistant Secretary and Chief Financial Officer

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